UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

 Millennium Tower

 23 Aranha Street

 P.O. Box 20245

 Tel Aviv, 61202 Israel

 (972-3) 684-4400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q2 2016 Results Presentation

Item 1

Stefan Borgas | President & CEO August 10 , 2016 Q 2 2016 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2015 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with U . S . GAAP because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP . Please refer to our quarterly Report on Form 6 - F for the quarter ended June 30 , 2016 filed with TASE and the SEC for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP .

 Q 2 2016 Results Summary $ millions Q 2 16 Q 1 16 % change Q 2 15 % change Sales 1 , 377 1 , 265 9% 1 , 196 15 % Adjusted operating income 163 115 42% 244 (33)% Adjusted net income 132 85 55% 171 (23)% Adjusted EPS 0.10 0.07 43% 0.13 (23)% Operating cash flow 238 222 7% 325 (27)% External potash sales (thousand tonnes ) 1 , 010 883 14% 648 56 % Average potash selling price - FOB 221 235 (6)% 292 (24)% ▪ Solid results attributed to diversification into specialty businesses, which delivered over 15 % growth driven by organic expansion ▪ Weak pricing and volume environment in Essential Minerals businesses partially offset by continuous improvement of cost structure ▪ Positive free cash flow supported by disciplined capital management See Q 2 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income .

Business Environment & Major Developments

Essential Minerals

$ million	Q2 2016	Q2 2015
Sales*	597	480
Adj. O/I**	90	176

- **Competitive market environment** continued to negatively impact potash and phosphate results
- Second half potash business is expected to experience **higher volumes and lower average prices**
- Second half 2016 **phosphate results expected to improve**, supported by volume growth and the contribution of the efficiency plan in our Chinese JV (YPH)

Specialty Solutions

$ million	Q2 2016	Q2 2015
Sales*	842	718
Adj. O/I**	162	137

- **Strong performance of ICL Industrial Products** supported by higher volumes, lower raw material costs, efficiency gains and new products contributions
- Growth in specialty minerals, fire safety and oil additives business lines (P2S5) contributed to **improved results of ICL Advanced Additives**
- ICL Food Specialties benefited from **dairy protein sales growth, geographical expansion and new products**, which compensated for intensive competition in North America
- ICL Specialty Fertilizers demonstrated **stability despite commodity headwinds**, owing to higher volumes sold and expanding Chinese footprint

* Including inter-business unit sales
** Excluding G&A and unallocated expenses

Where needs take us
4

Increasing Contribution of Specialty Solutions 36% 64 % Essential Minerals Specialty Solutions 56% 44 % Essential Minerals Specialty Solutions Q 2 2015 Q 2 2016 See Q 2 2016 reports for a reconciliation of Adjusted operating income to operating income. Excluding G&A and unallocated expenses Adjusted operating income

 Divisional Evolution of Sales and Adjusted Operating Income Sales Operating Income See Q 2 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Excluding G&A and unallocated expenses 0 100 200 300 400 500 600 700 800 900 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Essential Minerals Specialty Solutions 0 50 100 150 200 250 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Essential Minerals Specialty Solutions

754 680 1 , 025 871 881 945 526 613 2014A 2015A 2020E Food specialties Advanced Additives Industrial Products Specialty Fertilizers 341 318 2014A 2015A 2020E Specialty Solutions Business Units’ Targeted Top and Bottom Line Growth 7 Sales ($M) Food Specialties 7 - 9% Advanced Additives 3 - 5% Industrial Products 4 - 7% Specialty Fertilizers (Incl. NOP) 10 - 15% CAGR 2015 - 2020 Sales Adjusted Operating Income ($M) CAGR 2015 - 2020 ~ 9 - 13 % Excluding G&A and unallocated expenses, including inter - business u nit sales CAGR 2015 - 2020 ~ 5 - 10%

Financial Results Kobi Altman CFO

 Resilience Despite Weak Commodity Markets Q 2 2016 Sales Q 2 2016 Adjusted o perating income Numbers may not add up due to rounding and set offs $ millions Q 2 16 Q 1 16 % change Q 2 15 % change Sales 1 , 377 1 , 265 9% 1 , 196 15 % Adjusted operating income 163 115 42% 244 (33)% Net income 120 66 82% 75 60 % Adjusted net income 132 85 55% 171 (23)% Cash flow from operations 238 222 7% 325 (27)% Capital Expenditures 154 187 (18)% 251 (39)% Free cash flow 85 38 124% 170 (50)% See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. * Strike impact Q 1 2015 95 163 149 * 48 33 119 15 8 20 1 , 196 1 , 377 253 130 3 40 46 119

 Essential Minerals Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs * Strike impact Q 2 2015 Excluding G&A and unallocated expenses 480 597 194 126 1 115 91 68 90 108 * 38 28 115 22 15

718 842 65 46 15 7 2 11  Specialty Solutions Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs * Strike impact Q 2 2015 Excluding G&A and unallocated expenses 96 162 41 * 17 14 5 11

Thank You

Appendix

Essential Minerals Division

15 ICL Dead Sea ~ 3 , 500 Employees Worldwide ICL UK Potash & Magnesium Business Unit ~ 70 % Potash & Magnesium 2015 Sales of total ICL sales* * Not including inter - segment sales ~ 30 % ICL Magnesium ICL Ethiopia** ** Project under evaluation ICL Iberia

16 ICL Rotem ICL Turkey ~ 3 , 500 Employees Worldwide ICL Germany ICL The Netherlands Phosphates Business Unit – the Source of Our Integrated Value Chain 85 % Phosphate 2015 Sales of total ICL sales* *Not including inter - segment sales YPH JV 15 % Cajati , Brazil

Specialty Solutions Division

18 ICL Haifa Fuentes Nutrisi Everris ICL Specialty Fertilizers Business Unit 45% 33 % MEA* - 24% *Of 2015 sales **including inter - segment sales YPH JV Manufacturing site Pending Office Specialty Fertilizers 2015 Sales of total ICL sales* ~$ 700 M ~ 1 , 000 Employees Worldwide 60% 19% 9% 8% 4 % Revenue by product (2015) Specialty Agriculture Ornamental Horticulture Turf and Amenity Chemicals Europe* - 49 % Americas* - 18 % Asia* - 9%

19 ICL Industrial Products Business Unit ~ 1 , 600 worldwide Of ICL sales in 2015 ~ 20 % Bromine and Phosphorus based flame retardants Elemental Bromine, Mercury emission control, clear brine fluids , HBr Solutions for the water treatment and the gas fracking industries Flame Retardants Microbial Solutions Industrial Solutions

Advanced Additives Business Unit – Vast Global Footprint and Backward Integration 20 Fire Safety P - Salts, Acids P 2 S 5 Spec Min / P&C Fire Safety Acids Industrial Specialties Specialty Minerals P 4 P 2 S 5 2015 Sales by Business line 2015 Sales of total ICL sales* 83% 17% *Not including inter - segment sales Kamloops Rancho Krummrich Sao Jose dos Campos Kunming Knapsack Lawrence Carondelet Aix en Provence Oviedo Sdom / Beer - Sheva Monterrey Beer - Sheva Ladenburg Calais Hammond Cajati

Meat Dairy proteins/other Bakery Dairy Beverages Food Specialties ICL 21 ICL Food Specialties Businees Unit - Providing Solutions to the Global Food Industry 2015 sales breakdown ~ 900 Employees Worldwide 2015 Sales of total ICL sales*

 Essential Minerals: Business Units Performance Potash Phosphates See Q 2 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Excluding G&A and unallocated expenses 200 220 240 260 280 300 320 340 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Sales 0 100 200 300 400 500 0 50 100 150 200 250 300 350 400 450 500 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Sales Adjusted Operatind Income

 Specialty Solutions: Business Units’ Sales Performance Industrial Products Specialty Fertilizers Including inter - business u nit sales 100 150 200 250 300 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 100 120 140 160 180 200 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 100 150 200 250 300 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 100 120 140 160 180 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Advanced Additives Food Specialties

 Essential Minerals’ Business Unit Sales Potash & Magnesium ($M) Phosphates ($M) Numbers may not add due to rounding and set offs 254 299 194 83 65 1 See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 249 319 126 2 32 26

 Potash Business Stand - Alone Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs * Strike impact Q 2 2015 238 285 179 79 51 2 Excluding G&A and unallocated expenses 44 65 100 * 9 2 7 79

 Specialty Solutions’ Business Unit Sales ($M) Numbers may not add due to rounding and set offs See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Industrial Products Advanced Additives Specialty Fertilizers Food Specialties Br. 5 P (4) Q2 2015 Strike impact Q2 2015 YPH JV (100%) Volumes Prices Q2 2016 225 247 16 10 4 8 Q2 2015 YPH JV (100%) Exchange Rates Prices Q2 2016 188 188 5 1 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 10, 2016